Exhibit 12.1
Stone Energy Corporation
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Nine Months
	Ended
	September	Year Ended December 31,
	30, 2009	2008	2007		2006	2005		2004
Earnings:
Net income (loss) before income taxes	$(226,727)	$(1,501,154)	$270,420		$(392,528)	$213,210		$184,104
Plus fixed charges	34,526	39,643	48,268		54,131	38,051		23,835
Less capitalized interest	(19,402)	(26,400)	(16,200)		(18,200)	(14,900)		(7,000)

Total earnings	(211,603)	(1,487,911)	302,488		(356,597)	236,361		200,939

Fixed charges:
Interest expensed (a)	15,124	13,243	32,068		35,931	23,151		16,835
Interest capitalized	19,402	26,400	16,200		18,200	14,900		7,000

Total fixed charges	34,526	39,643	48,268		54,131	38,051		23,835

Ratio of earnings to fixed charges	(b )	(c )	6.3	x	(d )	6.2	x	8.4	x

(a)	Includes amortization of bond discount.

(b)	Due to the March 31, 2009 $340,083 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the nine months ended September 30, 2009 were insufficient to cover fixed charges in the amount of $226,727.

(c)	Due to the December 31, 2008 $1,309,403 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2008 were insufficient to cover fixed charges in the amount of $1,501,154.

(d)	Due to the December 31, 2006 $510,013 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties, earnings for the year ended December 31, 2006 were insufficient to cover fixed charges in the amount of $392,528.